(d)(3)(ii)

November 18, 2014

Voya Funds Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:	Expense Limitation Recoupments

Ladies and Gentlemen:

Voya Investments, LLC (“VIL”), and Voya Funds Trust (“VFT”) have entered into the Expense Limitation Agreement dated November 18, 2014 (the “ELA”). The ELA provides that VIL will limit the expense ratios of Voya Intermediate Bond Fund (the “Fund”) through waivers of advisory fees and reimbursements of expenses.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from the Fund if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Fund are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

Consistent with the terms of the expense limitation recoupment letter previously entered into between the parties, by VIL’s execution of this letter agreement, VIL agrees that, beginning on August 1, 2009 (the “ELA Amendment Date”), VIL’s right to recoupment under the ELA with respect to the Fund will be modified to reflect increases to the Fund’s expense limits implemented on the ELA Amendment Date. The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Fund are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Fund during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between: (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Fund prior to the ELA Amendment Date. VFT acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

November 18, 2014

This letter agreement shall terminate upon termination of the Expense Limitation Agreement. Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of Voya Funds Trust.

This letter supersedes the previous letter for the Fund, dated May 13, 2013.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Accepted By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Funds Trust